SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2008
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

                        Commission File Number 000-50962
                                               ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Atlantic Coast Bank Employees' Savings and Profit Sharing Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Atlantic Coast Federal Corporation
               505 Haines Avenue
               Waycross, Georgia 31501

                              ATLANTIC COAST BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                                Waycross, Georgia

                              FINANCIAL STATEMENTS
                           December 31, 2008 and 2007


                                    CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................... 1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.........................  2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS...............  3

     NOTES TO FINANCIAL STATEMENTS...........................................  4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR).......... 12

                              ATLANTIC COAST BANK
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                                    AND TRUST

                              FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Atlantic Coast Bank Employees'
  Savings & Profit Sharing Plan and Trust
Waycross, Georgia

We have audited the accompanying statements of net assets available for benefits of the Atlantic Coast Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

                                                           /s/ Crowe Horwath LLP

                                                           Crowe Horwath LLP
South Bend, Indiana
June 29, 2009

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------


                                                                     2008               2007
                                                                --------------     --------------
ASSETS
  Investments at fair value                                     $    4,267,054     $    7,295,472

  Receivables
    Employer contributions                                               5,716                  -
    Participant contributions                                           14,391                  -
    Accrued income                                                         230              2,388
    Due from broker                                                          -             51,469
                                                                --------------     --------------
                                                                        20,337             53,857
                                                                --------------     --------------
  Total Assets                                                       4,287,391          7,349,329

  Liabilities
    Due to broker                                                          674             41,235
                                                                --------------     --------------

    Net assets reflecting all investments at fair value              4,286,717          7,308,094

  Adjustment from fair value to contract value for
    fully benefit-responsive contracts                                   2,879             14,696
                                                                --------------     --------------

NET ASSETS AVAILABLE FOR BENEFITS                               $    4,289,596    $     7,322,790
                                                                ==============    ===============


--------------------------------------------------------------------------------
                 See accompanying notes to financial statements


                                                                              2.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2008

--------------------------------------------------------------------------------


Additions to net assets attributed to:
  Investment income (loss)
    Net depreciation in fair value of investments (Note 3)           (3,334,591)
    Interest and dividends                                              226,610
                                                                    ------------
                                                                     (3,107,981)
  Contributions
    Employer                                                            148,641
    Participants                                                        513,747
    Rollover                                                             51,175
                                                                    ------------
                                                                        713,563

      Total additions                                                (2,394,418)


Deductions from net assets attributed to:
  Benefits paid to participants                                         605,066
  Administrative expenses                                                33,710
                                                                    ------------
      Total deductions                                                  638,776
                                                                    ------------

Net decrease                                                         (3,033,194)

Net assets available for benefits
  Beginning of year                                                   7,322,790
                                                                    ------------

  End of year                                                       $  4,289,596
                                                                    ============


--------------------------------------------------------------------------------
                 See accompanying notes to financial statements


                                                                              3.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Atlantic Coast Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Copies of the Plan agreement are available from the plan administrator.

General: The Plan, established on January 1, 1994, is a defined contribution 401(k) plan for the benefit of substantially all employees of Atlantic Coast Bank (the "Employer" or "Company") who serves as plan administrator and controls and manages the operation and administration of the Plan. The Bank of New York serves as custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan, with a total amount not to exceed the applicable dollar limit established by the Internal Revenue Service each year. On behalf of each eligible participant a matching contribution made by the Company equal to 50 percent of compensation up to 6 percent shall be provided based on the participant's salary reduction contribution made during each pay period. On behalf of each eligible participant a discretionary contribution may be made by the Company. There were no discretionary contributions for 2008.

Eligibility: Employees are eligible to enroll in the Plan after 3 consecutive months of employment. A participant's entry into the plan is effective in the calendar month coinciding with or next following the date the employee satisfies the eligibility requirements.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's matching contribution (b) Plan earnings and (c) forfeitures, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Employer's matching and discretionary contribution and the earnings thereon is based on years of credited service. One year credited service is received when the participant works at least 1,000 hours within the plan year. A participant is 20% vested after two years, 40% vested after three years, 60% vested after four years, 80% vested after five years, and 100% vested after six years of credited service.

Forfeitures: The non-vested portion of terminated participants accounts plus earnings thereon are considered forfeited and can be used by the Plan to reduce the amount of future employer contributions to the Plan or reallocated to participants at the Plan's sponsor discretion.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                              4.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

At December 31, 2008, forfeited accounts totaled $23,410. During 2008 $33,765 from forfeited accounts were used to reduce the employer contributions to the Plan.

Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds.

Earnings on the investment funds are allocated among the accounts that have elected to invest in each such fund. Plan participants may direct the investment of all funds credited to their account to any or all of the available investment funds.

Participant Loans: Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates that are comparable to those currently available from commercial institutions for similar loans.

Payment of Benefits: Participants may withdraw, in the form of lump-sum or installments, all or some of the vested account balance upon termination of employment, attainment of age 59 1/2, death or disability. In the event of death or permanent disability, participants become fully vested.

Plan Termination: Although it has not expressed any intent to do so, the employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants shall become fully vested.

Expenses:  Certain administrative expenses are paid by the plan sponsor.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles that significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                              5.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of Benefits:  Benefits are recorded when paid.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan's net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

Investment Valuation: The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                              6.

         ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

     Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

     Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

     Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock: Investments in common stock are stated at fair value as determined by quoted market prices (level 1 inputs).

Common collective trusts: The fair values of participation units held in common collective trusts funds are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. The fair values of common collective trusts are classified within level 2 of the fair value hierarchy.


--------------------------------------------------------------------------------

                                  (Continued)


                                                                              7.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Money market accounts and savings deposit accounts: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans: Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:


                                                         Fair Value Measurements
                                                        at December 31, 2008 Using
                                                     -------------------------------
                                                     Quoted Prices in    Significant
                                                      Active Markets        Other
                                                      for Identical      Observable
                                                          Assets           Inputs
                                                         (Level 1)        (Level 2)
                                                         ---------        ---------
  Investments (other than participant loans)          $  1,498,087     $  2,501,553


Net assets available for benefits reflects the contract value of the Plan's investments in fully benefit-responsive contracts and stable value funds, due to a separate adjustment presented in the statements of net assets available for benefits to increase or decrease the carrying amount of these investments to contract value, as applicable. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Risks and Uncertainties: The Plan provides for various investment options in common collective funds, certificate of deposits, and the common stock of the employer's parent company, Atlantic Coast Federal Corporation ("ACFC"). ACFC is traded on the NASDAQ global market. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least

--------------------------------------------------------------------------------

                                  (Continued)


                                                                              8.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2008 and 2007, approximately 35% and 51% of the Plan's assets were invested in ACFC common stock.


NOTE 3 - INVESTMENTS


The Bank of New York, the custodian of the Plan, held investment assets and executed transactions during 2008 and 2007.

Investments representing more than 5% of the net assets available for benefits at December 31, 2008 or 2007 are as follows:

Investments at estimated fair value:

                                                                           2008               2007
                                                                      --------------     --------------
     State Street Global Advisors/Short Term Investment Fund          $      713,831     $      762,696
     State Street Global Advisors/Pentegra Stable Value Fund                 333,777            395,212
     State Street Global Advisors/S&P MidCap Index Series Fund               254,409            373,560

Investments at fair value as determined by quoted market price:

Atlantic Coast Federal Corporation common stock                            1,498,087          3,759,165

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

          Common/collective funds                                     $     (590,175)
          Atlantic Coast Federal Corporation common stock                 (2,743,249)
                                                                      --------------
                                                                      $   (3,333,424)
                                                                      ==============


At December 31, 2008 and 2007, the Plan held 384,125 and 316,428 shares of Atlantic Coast Federal Corporation common stock.


NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the

--------------------------------------------------------------------------------

                                  (Continued)


                                                                              9.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------


NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

administration of the Plan were paid by the Employer on behalf of the Plan. During 2008 fees of $3,366 were paid by the Plan to The Bank of New York, custodian of the Plan, fees of $28,813 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $1,531 were paid by the Plan to State Street Global Advisors, investment manager, which represent party-in-interest transactions.

Party-in-interest investments held by the Plan at December 31, 2008 and 2007 include Atlantic Coast Federal Corporation common stock totaling $1,498,087 and $3,759,165 respectively, Atlantic Coast Federal Certificate of Deposit totaling $21,780 and $8,492 respectively, participant loans totaling $267,414 and $300,204 respectively, The Bank of New York Collective Short Term Investors Fund totaling $161,465 and $308,293 respectively and State Street Global Advisors common collective funds totaling $2,318,308 and $2,933,753 respectively. Total dividends received for 2008 from the Atlantic Coast Federal Corporation common stock were $177,544.


NOTE 5 - TAX STATUS

Effective June 1, 2003, the Plan was restated. The Plan has been restated on a prototype document which has received a favorable determination letter dated July 10, 2003 from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


NOTE 6 - SUBSEQUENT EVENT

Subsequent to December 31, 2008, the Atlantic Coast Federal Corporation Common Stock experienced a decline in overall market value. The share value of the stock at December 31, 2008 was $3.90. As of June 26, 2009, the share value of the stock was $1.87.


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to the Form 5500:

--------------------------------------------------------------------------------

                                  (Continued)


                                                                             10.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)


                                                                                            2008
                                                                                       --------------

     Net assets available for benefits per the financial statements                    $    4,289,596
     Excess of contract value over estimated
       fair value of investment in stable value fund                                           (2,879)

     Net assets per the Form 5500                                                      $    4,286,717
                                                                                       ==============

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2008 per the financial statements to the net income reported in the 2008 Form 5500:

     Decrease in net assets available for benefits
       per the financial statements                                                    $   (3,033,194)
     Change in excess of contract value over estimated fair value
       of investment in stable value fund                                                      (2,879)

     Net income per the Form 5500                                                      $   (3,036,073)
                                                                                       ===============


--------------------------------------------------------------------------------


                                                                             11.

                              SUPPLEMENTAL SCHEDULE

        ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND
                                     TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2008

--------------------------------------------------------------------------------

Name of Plan Sponsor:  Atlantic Coast Bank
                     ------------------------
Employer Identification Number:  58-0570960
                               --------------
Three-digit Plan Number:  033
                        ---------------------


                                                            (c)
                                                Description of Investment
                    (b)                          Including Maturity Date,
        Identity of Issue, Borrower,          Rate of Interest, Collateral,          (d)                Current
  (a)     Lessor, or Similar Party                Par or Maturity Value              Cost               Value
  ---   ----------------------------        --------------------------------         ----               -------

Common Collective Funds
   *    State Street Global Advisors        Short Term Investment Fund                #          $       713,831
   *    State Street Global Advisors        S&P Flagship Securities                   #

                                                  Lending Series Fund                                    156,010
   *    State Street Global Advisors        Long US Treasury                          #                  158,103
   *    State Street Global Advisors        S&P Value Index                           #                   98,355
   *    State Street Global Advisors        Pentegra Stable Value Fund                #                  333,777
   *    State Street Global Advisors        Conservative Strategic
                                                  Balanced Fund                       #                   19,052
   *    State Street Global Advisors        Moderate Strategic Balanced Fund          #                  173,511
   *    State Street Global Advisors        Aggressive Strategic
                                                  Balanced Fund                       #                   67,202
   *    State Street Global Advisors        S&P Growth Index Series Fund              #                   69,823
   *    State Street Global Advisors        S&P MidCap Index Series Fund              #                  254,409
   *    State Street Global Advisors        Russell 2000 Index Series Fund            #                   85,446
   *    State Street Global Advisors        Daily EAFE Index Series Fund              #                   72,298
   *    State Street Global Advisors        REIT Index Non-Lending
                                                  Series Fund                         #                   10,297
   *    State Street Global Advisors        Target Retirement 2015                    #                      159
   *    State Street Global Advisors        Target Retirement 2025                    #                    2,974
   *    State Street Global Advisors        Target Retirement 2035                    #                   10,483
   *    State Street Global Advisors        Target Retirement 2045                    #                   12,217
   *    State Street Global Advisors        Passive Bond Market Index                 #                    2,292
   *    State Street Global Advisors        Nasdaq 100 Index Fund                     #                   78,069
                                                                                                 ---------------
                                                                                                       2,318,308

Common Stock
   *    Atlantic Coast Federal Corporation Common Stock                               #                1,498,087

--------------------------------------------------------------------------------
* Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.



                                                                             12.

        ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND
                                      TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2008

--------------------------------------------------------------------------------

Name of Plan Sponsor:  Atlantic Coast Bank
                     ------------------------
Employer Identification Number:  58-0570960
                               --------------
Three-digit Plan Number:  033
                        ---------------------


                                                          (c)
                                               Description of Investment
                     (b)                        Including Maturity Date,
        Identity of Issue, Borrower,          Rate of Interest, Collateral,           (d)                Current
  (a)     Lessor, or Similar Party                Par or Maturity Value               Cost               Value
  ---   ----------------------------        ---------------------------------         ----          ---------------

Cash Equivalent/Money Market Fund
   *    The Bank of New York                Collective Short Term Investors
                                                  Fund                                 #                    161,465

   *    Atlantic Coast Bank                 Certificate of Deposit
                                            Interest rate 2.86% mature 7/7/09          #                     13,000

   *    Atlantic Coast Bank                 Certificate of Deposit
                                            Variable rate mature 7/7/09                #                      8,780

   *    Participant Loans                   Interest rates ranging from 4.25%
                                              to 9.25%                                 #                    267,414
                                                                                                    ---------------
                                                                                                    $     4,267,054
                                                                                                    ===============


--------------------------------------------------------------------------------
* Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.


                                                                             13.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  ATLANTIC COAST BANK
                                  EMPLOYEES' SAVINGS AND PROFIT
                                  SHARING PLAN AND TRUST


Date: January 29, 2009            By:     /s/ Robert J. Larison, Jr.
                                          --------------------------------------
                                  Name:   Robert J. Larison, Jr.
                                  Title:  President and Chief Executive Officer,
                                          Atlantic Coast Federal

                                                                    EXHIBIT 23.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-119732 on Form S-8 of Atlantic Coast Federal Corporation, of our report dated June 29, 2009, appearing in this Annual Report on Form 11-K of the Atlantic Coast Bank Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2008.

                                                          /s/ Crowe Horwarth LLP

                                                          Crowe Horwath LLP

South Bend, Indiana
June 29, 2009